     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998
                                               REGISTRATION NO. 333-____________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            AUREAL SEMICONDUCTOR INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                              94-3117385
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                DAVID J. DOMEIER
                           VICE PRESIDENT, FINANCE AND
                             CHIEF FINANCIAL OFFICER
                            AUREAL SEMICONDUCTOR INC.
                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             JAMES M. KOSHLAND, ESQ.
                               DAVID A. HUBB, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 328-6561
                            ________________________

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or reinvestment plans, check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                            ________________________

                                    CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
 Title of Each Class of             Amount to be            Proposed Maximum       Proposed          Amount of
    Securities to be                 Registered             Offering Price Per      Maximum        Registration
       Registered                                                Share (1)         Aggregate            Fee
                                                                                 Offering Price
----------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)    70,000 shares (2)                 $2.81           $   196,700      $   58.00
----------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)    3,750,000 shares (3)              $2.81           $10,537,500      $3,109.00
----------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)    140,000 shares (4)                $2.81           $   393,400      $  116.00
----------------------------------------------------------------------------------------------------------------
TOTAL                              3,960,000 shares                                  $11,127,600      $3,283.00
----------------------------------------------------------------------------------------------------------------

    (1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the high and low sales prices reported on the OTC Bulletin Board on April 13, 1998.

    (2) Represents shares issued and outstanding.

    (3) Represents 188% of the shares of Common Stock issuable upon conversion of all outstanding shares of Series A Preferred Stock as described in the Prospectus, assuming that such conversion is as of the date of this Registration Statement. Pursuant to Rule 416 of the Securities Act, this Registration Statement also covers such indeterminable additional shares as may become issuable upon conversion of Series A Preferred Stock as a result of any future stock splits, stock dividends or similar transactions.

    (4) Represents shares issuable upon exercise of outstanding warrants issued as described in the Prospectus. Pursuant to Rule 416 of the Securities Act, this Registration Statement also covers such indeterminable additional shares as may become issuable as a result of any future stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION DATED APRIL 15, 1998                           PROSPECTUS

  3,750,000 SHARES  (issuable upon conversion of Series A Preferred Stock)
    140,000 SHARES  (issuable upon exercise of Warrants)
     70,000 SHARES  (issued)

                            AUREAL SEMICONDUCTOR INC.
                                  COMMON STOCK
                               ($0.001 Par Value)
        Of the aggregate 3,960,000 shares (the "Shares") of Common Stock of Aureal Semiconductor Inc., a Delaware corporation ("Aureal" or the "Company"), offered by this Prospectus, 70,000 shares are issued and outstanding (the "Common Shares"), 3,750,000 shares are issuable upon conversion of issued shares of Series A Preferred Stock of the Company (the "Series A Shares") and 140,000 shares are issuable upon exercise of issued warrants to purchase Common Stock (the "Definitive Warrants"). The Common Shares, the Series A Shares and the Definitive Warrants were issued in connection with a privately placed equity financing to institutional investors (the "Selling Stockholders") pursuant to a series of subscription agreements (the "Financing Agreements"). The Series A Shares are convertible into shares of the Company's Common Stock, calculated pursuant to a formula based on the lower of (i) $2.50 (the "Fixed Conversion Price") or (ii) a defined percentage (not less than 80%) of the lowest average closing bid price of the Company's Common Stock for any five (5) trading days during the thirty (30) trading days immediately preceding the date of conversion (the "Variable Conversion Price"), all as set forth in the Company's Certificate of Designation for the Series A Shares (the "Certificate of Designation"). Conversion of the Series A Preferred Stock can commence at a date four months after the final closing date (March 11, 1998). Variable Conversion Price conversions can be completed at the rate of 15% of the originally issued Preferred Stock per month. 100% of the Series A Preferred Stock is thus available for Variable Conversion Price conversion as of January 1999. No such limitations apply to Fixed Conversion Price conversions. The Certificate of Designation also gives the Company the right to redeem some or all of the Series A Shares at a per share price equal to a percentage of the purchase price of the Series A Shares being called for redemption, ranging from 115% to 130%, depending upon the date of the redemption.

        The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding transfer or other taxes and other costs and expenses incident to the issuances of the Shares.

        The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "AURL" On April 13, 1998, the average of the closing bid and asking price of the Company's Common Stock was $2.81. The 3,960,000 shares being offered hereby represent approximately 8.6% of the Company's total outstanding securities, recognizing that 3,890,000 shares being registered herein are subject to purchase from the Company pursuant to conversion of Series A Preferred Stock and exercise of warrants but are not currently outstanding. Registering such a large percentage of the Company's total outstanding securities may have an adverse effect on the market price for the Company's securities.

                        --------------------------------
       SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN
           FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                       OF THE COMMON STOCK OFFERED HEREBY.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS,
 OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING
  DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS
     MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFEROR
  TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY
    JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE
     HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE
                                    HEREOF.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

 The date of this Prospectus is April ___, 1998.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov. The Company's Common Stock is traded on the OTC Bulletin Board.

                      INFORMATION INCORPORATED BY REFERENCE

        There are hereby incorporated by reference in this Prospectus the following documents and information heretofore with the Commission:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, filed on March 30, 1998.

        (2) The Company's Report on Form 8-K filed on March 11, 1998.

                                   THE COMPANY

        Aureal Semiconductor Inc. is a producer of audio semiconductor products and advanced audio technologies for the PC and consumer electronics markets. The Company contracts with independent silicon foundries for production of its semiconductor products, and thus is a "fabless" semiconductor company. The Company's objective is to be the leading provider of advanced digital audio solutions for the PC and consumer electronics markets. In its pursuit of this objective, the Company has had several significant accomplishments over the past year.

        In February and March of 1998, Aureal announced several major design wins for the Vortex AU8820 Digital Audio Processor, including: Dell Computer Corporation, the world's leading direct computer systems company; Turtle Beach Systems, a leading U.S. provider of premier audio products for the PC; TerraTec Electronic GmbH, a leading European provider of sound card products; and Aztech Systems Ltd., a leading sound card retail and OEM company. These customers, along with others, have begun to take volume shipments of Aureal's Vortex AU8820 chip and will promote the Company's A3D technology.

        Earlier in 1998, the Vortex AU8820 received Microsoft's Windows Hardware Quality Labs (WHQL) certification. Microsoft's WHQL certification virtually ensures that customers integrating the Vortex AU8820 chip into their audio subsystems will receive quality approval from Microsoft which is a key differentiation for consumers looking for quality in PC products.

        During the fourth quarter of 1997, Aureal made initial customer shipments of the Vortex AU8820. This important milestone brought to an end a transition period of over two years where Aureal was primarily focused on the development of the Company's new technology.

        The Company also completed some significant financing transactions in 1997 and early 1998. The most recent occurred in March of 1998 with the completion of a $5 million private placement transaction for three-year 8% convertible preferred stock. A prior transaction consisted of a private placement of 1.9 million shares of the Company's Common Stock on August 6, 1997 for proceeds of $3.8 million. In conjunction with the equity placement, the Company's working capital line of credit was increased from $20.0 million to $31.5 million.

        In the consumer electronics field, the Company has announced licensing deals with Zoran Corporation, LSI Logic Corporation and Yamaha Corporation for its A3D Surround technology. Advent has introduced its Powered Partners speaker product line, which is based on Aureal's VSP901 ProLogic chip. The Company continues to invest significant resources towards the development of semiconductor products targeted for the multi-channel mini-component and audio receiver markets that will include the Company's A3D Surround technology for Dolby ProLogic, Dolby Digital and MPEG II audio.

        In September 1996, the Company announced "A3D", the Company's proprietary 3D audio technologies. These technologies provide an interactive audio experience by surrounding the listener with sounds in all three dimensions, with only two-speaker or headphone presentations. The Company now has numerous game developers and over twenty companies utilizing A3D either as a licensed product or as a product utilizing the Vortex AU8820. Many of these companies are actively promoting the A3D brand name on packaging, advertising and at tradeshows.

        The Company's revenues for 1997 were primarily related to the up-front licensing fees for its A3D technologies, the sale of a modest number of VSP901 chips and the initial shipments of the Vortex AU8820 chip. The Company has begun volume shipments of its Vortex AU8820 device in 1998.

        The Company, in May 1996, acquired 100% ownership of Crystal River Engineering, Inc. (CRE) a leader in the field of 3D audio technology. This merger of resources has enabled Aureal Semiconductor to offer hardware and software solutions optimized for 3D audio presentation.

        In August 1995, the Company announced that it was divesting its multimedia components business to implement its current business plan based on development and sale of software and semiconductor solutions providing advanced audio for the PC and consumer electronics markets. The Company was active in the business of selling multimedia components for the retail market from its founding in 1990 through mid-1995 (operating as Media Vision Technology Inc.) Since November of 1995, the Company has operated under its current name, which was formally changed at its Annual Stockholders' Meeting in May 1996.

        The Company is headquartered in Fremont, California in a leased 36,000 square foot building. As of December 28, 1997, the Company had 81 employees. Of this total, 47 were engaged in engineering functions, 23 were in sales and marketing activities, and 11 were engaged in administrative support. Competition for employees in the Company's industry is intense. None of the Company's employees are represented by a labor union. The Company considers its relations with its employees to be good.

        Aureal, Aureal 3D, A3D and the A3D logo are trademarks of Aureal Semiconductor Inc. Other trademarks referred to herein are properties of their respective owners.

        Aureal was incorporated as Media Vision Inc. in California in May 1990 and was reincorporated in Delaware as Media Vision Technology Inc. in November 1992. The Company emerged from reorganization under Chapter 11 of the U.S. Bankruptcy code on December 30, 1994 and in November 1995 changed its name to Aureal Semiconductor. Unless the context otherwise requires, "Aureal" and the "Company" refer to Aureal Semiconductor, a Delaware corporation, and its predecessor and subsidiary. The Company's principal executive offices are located at 4245 Technology Drive, Fremont, California 94538, and its telephone number is (510) 252-4245. See "INFORMATION INCORPORATED BY REFERENCE."

                           FORWARD LOOKING INFORMATION

        This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and others detailed from time to time in the Company's periodic reports filed with the Commission.

                                  RISK FACTORS

        In addition to the other information in this Prospectus or incorporated herein by reference, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby:

        History of Losses and Accumulated Deficit; Expectation of Future Losses. The Company emerged from bankruptcy on December 30, 1994. Since that time the Company has incurred losses from (1) its previous retail products operations in 1995, and (2) during the research and development phases of its advanced audio technologies business operations in 1996 and 1997. The majority of the Company's revenue in 1996 and 1997 has consisted of fees from the licensing of its audio technologies. While the Company sees licensing as an important process to develop market knowledge and acceptance of its technologies as well as generating operating revenues, its primary business is to develop and sell semiconductor products.

        The Company currently has three semiconductor products in full production. The Company has not generated significant revenues from any of these products to date. The Company is working to secure design wins for each of these products, however, there can be no assurance that the Company will be able to sell significant volumes of any of its semiconductor products in the future. Future profitability, if any, is highly dependent on the Company securing design wins for its products and shipping significant volumes thereof. There can be no assurance that the Company will attain profitability or generate positive cash flows.

        New Technologies and Products Developed With New Technologies. The Company's success depends on its ability to develop and market new technologies aimed at advancing the level of audio quality in the PC and consumer electronics devices. With respect to the PC Market, audio technology is shifting from utilization of the ISA bus to utilization of the more advanced (higher band-width) PCI bus. This change enables advanced digital audio functionality including positional 3D audio, streaming audio and higher quality presentation. There can be no assurance that the shift from ISA-based audio to PCI-based audio will occur in a timeframe for the Company to benefit from its PCI-based products and technologies. As new technologies are developed, there can be no assurance that markets will develop for them, or that markets will develop on a timely basis for the Company to benefit therefrom.

        The success of new products depends on a number of factors, including timely completion of product development, market acceptance of the Company's and its customers new products and the Company's ability to offer new products at competitive prices. Incorporating the Company's new products into its OEM customers' new product designs requires the anticipation of market trends and performance and functionality requirements of OEMs, the development and production of products that meet the timing and pricing requirements of OEMs and that can be tested and be available in a timely manner consistent with the OEM's development and production schedule. Accordingly, in selling to OEMs, the Company can often incur significant expenditures in advance of volume sales, if any, of new products. There can be no assurance that the Company will be able to successfully identify new product opportunities, develop and market new products, achieve design wins or respond effectively to the new technological changes or product announcements by others. A failure in any of these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

        Each successive generation of microprocessors has provided increased performance, which could in the future result in a microprocessor capable of performing advanced audio functions to an extent that the need or preference for the Company's products could be eliminated. In this regard, Intel Corporation has created the MMX functionality with its Pentium line of processors and is promoting the processing power of MMX for data and signal intensive functions such as graphics and audio processing. A product with the processing power required to execute high quality audio, video and graphics simultaneously with all other functions which the host processor does, has not yet been marketed by Intel. The Company believes that advanced audio processing, done in conjunction with either video or graphics processing is best performed with a separate accelerator chip in addition to the host processor. There can be no assurance that the increased capabilities of microprocessors will not adversely affect demand for the Company's products.

        Dependence on Single Product Line and the PC and Consumer Electronics Markets. The Company has historically derived substantially all of its revenues from its products, all of which are related to advanced audio solutions for the PC and consumer electronics markets. The Company expects that future revenues, if any, will continue to be derived from such products. The failure of this market to continue to grow, any reduction in demand as a result of increased competition in this market, technological change, failure by the Company to introduce new versions of products acceptable to the marketplace or other similar factors would have a material adverse effect on the Company's business, operating results and financial condition.

        Competition and Pricing Pressures. The markets in which the Company competes are intensely competitive and are characterized by evolving industry standards, rapid technological advances resulting in relatively short product life cycles, price reductions, significant price/performance improvements and frequent new product introductions. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the markets with products that may be less costly or provide higher performance or additional features. The Company is unable to predict the timing and nature of any such competitive product offerings. In general, product prices in the semiconductor industry have decreased over the life of a particular product. The willingness of prospective customers to design the Company's products into their products depends to a significant extent upon the ability of the Company to price its products at a level that is cost-effective for such customers. As the markets for the Company's products mature and competition increases, the Company anticipates that prices for its products will continue to decline. If the Company is unable to reduce its cost sufficiently to offset declines in product prices or is unable to introduce new, higher performance products with higher product prices, the Company's business, financial condition and results of operations could be materially adversely affected.

        The Company anticipates that it will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources including financial, manufacturing, technical, marketing and distribution. In addition, some of those firms have greater intellectual property rights, broader product lines and longer-standing relationships with customers than the Company. The Company's competitors also include a number of emerging companies.

        The Company believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including the price, quality and performance of the Company's and its competitors' products, the timing and success of new product introductions by the Company, its customers and its competitors, the emergence of new multimedia PC standards, the development of technical innovations, the ability to obtain adequate foundry capacity and sources of raw materials, the efficiency of production, the rate at which the Company's customers design the Company's products into their products, the number and nature of the Company's competitors in a given market, the assertion of intellectual property rights and general market and economic conditions.

        Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect its business, financial condition or results of operations.

        Dependence on Foundries. The Company, as a "fabless" semiconductor firm, relies on independent foundries to manufacture all of its semiconductor products. Currently the Company utilizes two foundries, one domestic and one foreign to manufacture its existing products. Both of these foundries have indicated to the Company that they have the manufacturing availability to provide for the Company's planned production of each product through at least 1998; however the production relationships are based only upon purchase orders in the case of either foundry, and there is no assurance that the foundries will continue to provide adequate manufacturing capacity to the Company for its current level of production or its intended increases in production levels. If foundry capacity at either manufacturer is substantially reduced or not increased to cover the Company's anticipated production growth requirements, such availability of product could have a material adverse effect on the Company's anticipated production growth requirements, such availability of product could have a material adverse effect on the Company's business, financial condition and results of operations.

        The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. Many of these problems are difficult to diagnose, time-consuming or expensive to remedy. There can be no assurance that the Company" foundries will not experience irregularities or adverse yield fluctuations in the manufacturing processes. Any yield or other production problems or shortages of supply experienced by the Company or its foundries could have a material adverse effect on the Company's business, financial condition and results of operations.

        Dependence on Key Personnel. The Company's success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. The Company recognizes the value of the contributions of each of its employees and has developed compensation programs, including stock option plans for granting of options to all employees, designed to retain its employees. Competition for such employees is intense and the loss of the services of such employees could have a material adverse effect on the Company's business, financial condition and results of operations.

        Factors Inhibiting Takeover. The Company is subject to the provision of
Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on the ability of a third party to effect an unsolicited change in control of the Company. In addition, the Company's Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors, and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws, including the provision which divides the Board into three separate classes, may have the effect of delaying or preventing changes in control or management of the Company.

        Uncertainty of Trading Market for Common Stock. The Company's Common Stock trades only on the OTC Bulletin Board and the trading volume has been generally light. The Company does not currently meet the requirements of the Nasdaq National Market or other national stock exchanges. There can be no assurance that the Company will meet the listing requirements or that it will be accepted for trading on any such national exchange in the future.

        Currently, approximately 76% of the outstanding Common Stock is controlled by three parties, each of whom control at least 10% individually. There can be no assurance that the liquidity of the market for the Common Stock will be maintained at or increase over its current levels, and the trading price for the Common Stock may be influenced by the volume and liquidity of the market for the Common Stock. Sales of a large percentage of the Company's total outstanding Common Stock may have an adverse effect on the market price for such securities.

                                 USE OF PROCEEDS

        The Company will receive the proceeds from the exercise of the Warrants, if any, and expects to use such proceeds, if any, for working capital. The Company will not receive any proceeds from conversions of the Series A Shares. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders and all proceeds will go to the Selling Stockholders to be used for their own purposes.

                              SELLING STOCKHOLDERS

        The Selling Stockholders hold Common Shares and will hold shares of Common Stock which are issuable upon conversion of the Series A Shares and exercise of the Warrants, if any. The table below lists the Selling Stockholders, the number of shares of Common Stock which each owns or will own, assuming a conversion date of April 13, 1998, the number of shares of Common Stock subject to sale pursuant to this Registration Statement and the number of shares of Common Stock each would own assuming sale of all shares of Common Stock registered by this Registration Statement.(1)


                                       Shares Beneficially          Shares To Be Sold
     Selling Stockholder(2)         Owned Before Offering(1)        In The Offering(3)
-----------------------------      -------------------------        ------------------
Banque Edouard Constant SA                   160,000                      160,000
Kemco Trust S.A.
P.O. Box 6432
2, Rue Jargonant
Geneva, Switzerland 1211
                                             160,000                      160,000
Banque Franck SA
Faisal Finance SA
Colntrin
84, Avenue Louis-Casal
Geneva, Switzerland 1216

Cranshire Capital, L.P.                       80,000                       80,000
770 Frontage Road, Suite 134
Northfield, IL 60093

Lakeshore International, Ltd.                800,000                      800,000
EBF & Associates
601 Carlson Parkway, Suite 200
Minnetonka, MN 55305

LaRoque Trading Group, LLC                   400,000                      400,000
Castle Creek Partners
333 West Wacker Dr., Suite 1410
Chicago, IL 60606

Keyway Investments, Ltd.                     300,000                      300,000
Midland Walwyn Capital, Inc.
BCE Place
181 Bay Street, Suite 500
Toronto, Ontario, CANADA M5J 2V8

Queensway Financial Holdings                 100,000                      100,000
Limited
90 Adelaide Street, West
Toronto, Ontario, CANADA M5H 3V9

Swartz Investments LLC                        70,000                       70,000
1080 Holcomb Bridge Road
200 Roswell Summit, Suite 285
Roswell, Georgia 30076

Eric S. Swartz(4)                             34,792                       34,792

Kendrick Family Partnership, LP(4)            34,792                       34,792

P. Bradford Hathorn(4)                         3,500                        3,500

Gerald David Harris(4)                        10,324                       10,324

Glenn R. Archer(4)                             3,500                        3,500

Carlton M. Johnson, Jr.(4)                     2,500                        2,500

                                       Shares Beneficially          Shares To Be Sold
     Selling Stockholder(2)         Owned Before Offering(1)        In The Offering(3)
-----------------------------      -------------------------        ------------------
Davis C. Holden(4)                             2,000                        2,000

Enigma Investments, Ltd.(4)                    5,600                        5,600

Charles B. Krusen(4)                           4,200                        4,200

Frank G. Mauro(4)                             34,792                       34,792

H. Nelson Logan(4)                             1,000                        1,000

Kelley E. Smith(4)                             1,000                        1,000

James David Mills(4)                           1,000                        1,000

Dwight B. Bronnum(4)                             500                          500

Robert L. Hopkins(4)                             500                          500

    Total                                  2,210,000                    2,210,000

------------------------------

(1) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholders and assumes the exercise of all Warrants issued as described in this Prospectus. Pursuant to the Company's agreement with the Selling Stockholders as set forth in the Financing Agreements, the number of shares of Common Stock registered by this Registration Statement equals approximately 188% of the shares of Common Stock that would be issued had the Series A Shares been converted on April 13, 1998. The actual number of shares of Common Stock issuable upon conversion of Series A Shares and exercise of the Warrants issued or issuable is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors which cannot be predicted by the Company at this time, including the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Shares and exercise of the issued or issuable Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Series A Shares, if the Series A Shares had been actually converted on April 13, 1998, the conversion price would have been $2.50, at which price the Series A Shares would have been converted into approximately 2,000,000 shares of Common Stock. Pursuant to the Certificate of Designation of the Series A Shares, the Series A Shares are convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series A Shares) would not exceed 5.0% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act.

(2) The persons named in the table have sole voting and investment power with respect to all shares of Aureal Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(3)     Assumes the sale of all shares offered hereby.

(4) The address for such stockholders is c/o Swartz Investment LLC, 1080 Holcomb Bridge Road, 200 Roswell Summit, Suite 285, Roswell, Georgia 30076.


                              PLAN OF DISTRIBUTION

        The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the OTC Bulletin Board or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time.

        The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

        The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

        The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

        The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Security Act (without regard to volume limitations), or (ii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.

                                  LEGAL MATTERS

        The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of AUREAL SEMICONDUCTOR INC. for the year ended December 28, 1997 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
Available Information ..................................................       3
Information Incorporated By Reference ..................................       3
The Company ............................................................       3
Forward Looking Information ............................................       4
Risk Factors ...........................................................       5
Use Of Proceeds ........................................................       7
Selling Stockholders ...................................................       8
Plan Of Distribution ...................................................       9
Legal Matters ..........................................................      10
Experts ................................................................      10


                                3,960,000 SHARES



                            AUREAL SEMICONDUCTOR INC.


                                  COMMON STOCK



                                   PROSPECTUS




                                     , 1998

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

                                                                                   To be Paid
                                                                                     By The
                                                                                   Registrant
                                                                                   ----------
          SEC registration fee.................................................      $3,283
          Accounting fees and expenses.........................................       7,500
          Legal fees and expenses..............................................      10,000
          Miscellaneous expenses...............................................       1,717

                  Total........................................................     $22,500

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

        The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

        The Registrant has entered into indemnification agreements with its directors and its officers.

        The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

        See also the undertakings set out in response to Item 17 herein.

ITEM 16.  EXHIBITS.

        The following exhibits are filed with this Registration Statement:

Exhibit No.     Description of Document
-----------     -----------------------
3.1(1)          Certificate of Designation of Series A Preferred Stock of Aureal
                Semiconductor Inc.
5.1             Opinion of Gray Cary Ware & Freidenrich LLP.
10.1(1)         Aureal Semiconductor Inc. Regulation D Subscription Agreement.
10.2(1)         Registration Rights Agreement.
10.3(1)         Form of Warrant.
23.1            Consent of Arthur Andersen, LLP.
23.2            Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit
                5.1).
24.1            Power of Attorney (see page II-4 of the Registration Statement).


----------
(1) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 11, 1998.

ITEM 17.  UNDERTAKINGS.

        (a)    The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (e) The undersigned Registrant hereby undertakes that:

               (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

               (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on the 14th day of April, 1998.

                                       AUREAL SEMICONDUCTOR INC.

                                       By:      /s/  DAVID J. DOMEIER
                                             -----------------------------------
                                             David J. Domeier, Vice President,
                                             Finance and Chief Financial Officer

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby make, constitute and appoint Kenneth A. Kokinakas and David J. Domeier and each of them, acting together or alone, his true and lawful attorneys-in-fact and agents with full power of substitution, in his name, place and stead to execute on his behalf, in his capacity as a Director and/or officer of AUREAL SEMICONDUCTOR INC. (the "Company"), a registration statement on Form S-3 or other appropriate form and any and all amendments thereto (including post-effective amendments), registering shares of the Common Stock of the Company, to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act") and any and all instruments which said attorneys-in-fact and agents deem necessary or advisable to enable the Company to comply with the Securities Act and the rules, regulations and requirements of the Commission in respect thereof, giving and granting to said attorneys-in-fact and agents, and each of them, acting together or alone, full power and authority to do and perform each and every act and thing whatsoever necessary or appropriate to be done in and about the premises as fully to all intents as he might or would do if personally present at the doing thereof, with full power of substitution and revocation, hereby ratifying and confirming all that his said attorneys-in-fact or substitutes may or shall lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES
INDICATED:

   SIGNATURE                                   TITLE                                DATE
   /s/ Kenneth A. Kokinakas                    President, Chief Executive Officer   April 14, 1998
   -----------------------------               and Director
   Kenneth A. Kokinakas

   /s/ David J. Domeier                        Vice President, Chief Financial      April 14, 1998
   -----------------------------               Officer and Chief Accounting
   David J. Domeier                            Officer

   /s/ L. William Krause                       Director                             April 14, 1998
   -----------------------------
   L. William Krause

   -----------------------------               Director                             April 14, 1998
   D. Richard Masson

   /s/ Thomas K. Smith, Jr.                    Director                             April 14, 1998
   -----------------------------
   Thomas K. Smith, Jr.

   /s/ Richard E. Christopher                  Director                             April 14, 1998
   -----------------------------
   Richard E. Christopher

                                INDEX TO EXHIBITS

Exhibit No.     Description of Document
-----------     -----------------------
3.1(1)          Certificate of Designation of Series A Preferred Stock of Aureal
                Semiconductor Inc.
5.1             Opinion of Gray Cary Ware & Freidenrich LLP.
10.1(1)         Aureal Semiconductor Inc. Regulation D Subscription Agreement.
10.2(1)         Registration Rights Agreement.
10.3(1)         Form of Warrant.
23.1            Consent of Arthur Andersen, LLP.
23.2            Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit
                5.1).
24.1            Power of Attorney (see page II-4 of the Registration Statement).


----------
(1) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 11, 1998.